# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


For the month of March 2008
Commission File Number 1-31318

# Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

 

**Joint Press Release**

**Gold Fields Limited**
*1968/004880/06*

**Mvelaphanda Resources Limited**
*1980/001395/06*

**Mvela Resources and Gold Fields Agrees on 50 million shares should "flip-up" proceed**

*Johannesburg, 17 March 2008:* Gold Fields Limited (Gold Fields) (JSE, NYSE and DFIX: GFI) and Mvelaphanda Resources Limited (Mvela Resources) (JSE: MVL) are pleased to announce that the parties have agreed that Mvela Resources will receive 50 million Gold Fields shares if and when Mvela Resources' future stake of 15% in GFI Mining South Africa (Proprietary) Limited (GFIMSA) Limited is exchanged at the instance of either Gold fields or Mvela Resources, for shares in Gold Fields. GFIMSA is the vehicle that owns and houses the South African assets of Gold Fields.

The exact number of shares, within the range of the floor and cap (45 and 55 million shares respectively), which Mvela Resources would have received should the exchange have been implemented in terms of current agreements, was extremely volatile because of the input parameters for a Discounted Cash Flow valuation, and the complex nature of the formula, and agreeing the number of shares now gives certainty on an equitable basis to both parties.

Nick Holland, Chief Financial Officer of Gold Fields said: "We agreed on 50 million shares as it is the midway point between the floor and cap, and we believe represents a fair deal."

Pine Pienaar of Mvela Resources said: "This arrangement will bring certainty to the shareholders of Mvela Resources as to the size of our potential future stake in Gold Fields."

ENDS

**Enquiries**

*Gold Fields*

**Investors:**
Willie Jacobsz
Mobile Number:   +27 82 493 1377

**Media:**
Reidwaan Wookay                                          Andrew Davidson
Office Number:          +27 11 644 2665               +27 11 644 2638
Mobile Number:        +27 82 878 4566               +27 82 667 7203

*Mvelaphanda Resources*

James Wellsted
+27 11 325 5323
+27 83 453 4014

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   17 March 2008

By:

Name:   Mr W J Jacobsz
Title:    Senior Vice President:  Investor
            Relations and Corporate Affairs